Steele Oceanic Corporation
2658 Del Mar Heights Road # 520
Del Mar, CA 92014
(858)847-9090

Via Edgar

February 16, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Re: Steele Oceanic Corporation

Request to Withdraw Registration Statement on Form 10 (RW)
SEC File Number 001-37989

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Steele Oceanic Corporation. (the " Registrant") hereby requests immediate withdrawal of its Registration of Securities Of Small Business Issuers  on Form 10 (File No. 001-37989), which was filed with the Securities and Exchange Commission (the "Commission") on January 19, 2017 along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing since the initial filing was designated under Section 12(b) of the Securities Exchange Act of 1934, as amended.  Please note that the Registration Statement will be refiled under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (858) 847-9090.

Very Truly yours,

/s/ Scott Landow
Scott Landow
Chief Executive Officer